EXHIBIT 99.1

News Release dated April 26, 2017, Suncor Energy reports first quarter 2017 results

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2017 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (funds from operations, operating earnings (loss), Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (April 26, 2017) — “Our Oil Sands operations and offshore assets posted impressive production results and continued low operating costs, generating industry-leading cash flow per barrel,” said Steve Williams, president and chief executive officer. “Our Refining and Marketing segment also delivered another strong quarter, contributing to companywide total funds from operations of over $2.0 billion.”

•                 Funds from operations of $2.024 billion ($1.21 per common share) driven primarily by improved crude oil pricing combined with strong upstream production and lower companywide operating costs. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.628 billion ($0.98 per common share).

•                 Operating earnings of $812 million ($0.49 per common share) and net earnings of $1.352 billion ($0.81 per common share).

•                 Oil Sands operations production of 448,500 barrels per day (bbls/d) included an increase in higher margin synthetic crude oil (SCO) production compared to the prior year quarter. Oil Sands operations cash operating costs per barrel (bbl) decreased to $22.55 for the first quarter of 2017, a 7% improvement over the prior year quarter and a 20% improvement over the first quarter of 2015.

•                 Syncrude production increased to 142,100 bbls/d from 112,800 bbls/d in the prior year quarter, due to additional ownership interests acquired during 2016, partially offset by an incident at Syncrude’s Mildred Lake facility.

•                 Exploration and Production (E&P) increased production to 134,500 barrels of oil equivalent per day (boe/d) from 125,600 boe/d in the prior year quarter.

•                 Refining and Marketing (R&M) crude throughput improved to 429,900 bbls/d from 420,900 bbls/d in the prior year quarter.

•                 Suncor plans to repurchase up to $2.0 billion of the company’s shares over the next twelve months, signifying the company’s ability to generate cash flow and confidence in the underlying value of the company.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Financial Results

Suncor recorded first quarter 2017 operating earnings of $812 million ($0.49 per common share) compared to a $500 million operating loss ($0.33 per common share) in the prior year quarter. Highlights of the quarter included improved crude price realizations combined with strong upstream production, an R&M first-in, first-out (FIFO) gain and lower companywide operating costs. Additional Syncrude production resulting from working interests acquired during 2016 was partially offset by the impact of decreased production associated with an incident at Syncrude’s Mildred Lake facility, which occurred late in the first quarter of 2017.

Funds from operations were $2.024 billion ($1.21 per common share) compared to $682 million ($0.45 per common share) in the first quarter of 2016 and were impacted by the same factors noted in operating earnings above.

Net earnings were $1.352 billion ($0.81 per common share) in the first quarter of 2017, compared with $257 million ($0.17 per common share) in the prior year quarter. Net earnings for the first quarter of 2017 included an unrealized after-tax foreign exchange gain of $103 million on the revaluation of U.S. dollar denominated debt and after-tax gains of $437 million on the sale of the company’s lubricants business and its interest in the Cedar Point wind facility. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $885 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $38 million for costs associated with the acquisition and integration of Canadian Oil Sands Limited (COS), and a non-cash after-tax loss of $90 million on forward interest rate derivatives.

Operating Results

Suncor’s total upstream production was 725,100 boe/d in the first quarter of 2017, compared with 691,400 boe/d in the prior year quarter, with the increase primarily attributed to the additional 41.74% ownership interest in Syncrude acquired during 2016 and increased E&P production, partially offset by the incident at Syncrude’s Mildred Lake facility that occurred late in the first quarter. Syncrude has advanced its planned second quarter turnaround to help mitigate the impact of the incident and expects to return to normal operating rates during the second quarter.

Oil Sands operations production was 448,500 bbls/d in the first quarter of 2017, compared to 453,000 bbls/d in the prior year quarter, with strong reliability in both quarters. SCO production improved to 332,800 bbls/d from 322,300 bbls/d in the prior year quarter and was offset by an associated decrease in non-upgraded bitumen. Upgrader utilization at Oil Sands operations improved to 95%, compared to 92% in the prior year quarter, as a result of lower unplanned maintenance.

Oil Sands operations cash operating costs per barrel decreased in the first quarter of 2017 to $22.55, compared to $24.25 in the prior year quarter, due to lower operating expenses resulting from the company’s continued focus on cost reductions more than offsetting higher natural gas input costs and lower production volumes.

Suncor’s share of Syncrude production was 142,100 bbls/d in the first quarter of 2017, compared to 112,800 bbls/d in the prior year quarter. The increase is attributed to additional working interests acquired partway through the first quarter of 2016 and the second quarter of 2016, partially offset by the facility incident late in the first quarter of 2017. As a result of the incident, upgrader reliability decreased to 75%, from 89% in the prior year quarter. Syncrude cash operating costs per barrel in the first quarter of 2017 were $45.15, an increase from $31.35 in the prior year quarter due to the loss of production combined with higher maintenance and natural gas input costs.

“Our commitment to operational excellence remains a top priority and we will continue to seek ways to become more efficient, including development of regional synergies with Syncrude,” said Williams. “We were able to partially mitigate the impact of the Syncrude incident by making use of Suncor’s operational flexibility and that’s an indication of the future benefits of integration.”

Syncrude has developed a detailed repair schedule and return to service plan that includes the completion of a planned turnaround which was advanced in order to minimize the impact of the outage. Restart of pipeline shipments at approximately 50% capacity is expected in early May, with production expected to return to full rates by the end of June. The plant is currently operating at reduced rates and Suncor will continue to assist in inventory management.

Production volumes in E&P increased to 134,500 boe/d in the first quarter of 2017, compared to 125,600 boe/d in the prior year quarter, primarily due to production from new wells at Hibernia and reliability improvements and reservoir optimization at Terra Nova, partially offset by natural declines at Buzzard.

Average refinery crude throughput increased to 429,900 bbls/d, compared to 420,900 bbls/d in the prior year quarter due to lower planned maintenance and improved performance at the Edmonton and Montreal refineries in the first quarter of 2017. Average refinery utilization in the first quarter of 2017 improved to 93% from 91% in the prior year quarter.

Strategy Update

The disciplined execution of Suncor’s 2017 capital program will focus on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets.

Construction of the Fort Hills project exceeded 80% at the end of the first quarter of 2017, with the mining, ore processing plant and key infrastructure assets being handed over to operations in the period. Activity in the quarter also included the readying of primary extraction for handover to operations and continued development of the secondary extraction facilities. Expenditures in the first quarter of 2017 were also focused on early-works sustaining activities that will support the execution of the Fort Hills mine and tailings plan following the commencement of production.

Significant progress continued on the Hebron project in the first quarter of 2017, with the completed platform ready to be towed out to the final site in the second quarter. First oil remains on track for late 2017. Activity in the first quarter also included continued development drilling at Hibernia and White Rose.

“Significant progress continues to be made on Hebron and Fort Hills, with both projects on track for first oil at the end of 2017,” said Williams. “The Hebron platform will be towed out to the production site as planned in the second quarter when weather conditions are optimal. With peak Fort Hills construction activity now behind us, we will continue to progress the phased commissioning of the project throughout the year.”

Oil Sands operations continued to focus on ensuring safe, reliable and efficient execution of operations in the first quarter of 2017 and further progress on the East Tank Farm Development. Capital spending also included preparation for planned maintenance at Upgrader 2 and a turnaround at Firebag, both of which are scheduled to be completed in the second quarter of 2017.

Syncrude sustaining capital in the first quarter of 2017 was primarily focused on key reliability, safety and environmental projects, including advancement of an upgrader turnaround in response to the incident that occurred late in the first quarter of 2017.

During the first quarter of 2017, the company aligned with other Syncrude owners on a framework to drive operating efficiencies, improve performance and develop regional synergies through integration. The incident at Syncrude has accelerated the implementation of integration activities, with the flexibility of Suncor’s logistics network and processing capabilities being leveraged to handle volumes of intermediate sour Syncrude production to assist in inventory management, allowing certain Syncrude assets to run at partial rates and reduce the impact of restart activities.

Suncor successfully closed the sale of both its Petro-Canada lubricants business and its interest in the Cedar Point wind facility for total proceeds of $1.4 billion and net after-tax gains of $437 million.

Subsequent to the end of the first quarter, the proceeds from divestments were used towards the repayment of US$1.25 billion 6.10% notes originally scheduled to mature on June 1, 2018.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended March 31
($ millions)	2017	2016
Net earnings	1 352	257
Unrealized foreign exchange gain on U.S. dollar denominated debt	(103)	(885)
Gain on significant disposals(2)	(437)	—
Non-cash mark to market loss on interest rate swaps and foreign currency derivatives(3)	—	90
COS acquisition and integration costs(4)	—	38
Operating earnings (loss)(1)	812	(500)

(1)                        Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated April 26, 2017 (the MD&A).

(2)                        Gain of $354 million related to the sale of the company’s lubricants business in the R&M segment, combined with a gain of $83 million related to the sale of the company’s interest in the Cedar Point wind facility in the Corporate segment.

(3)                        Non-cash mark to market loss on forward interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(4)                        Transaction and related charges associated with the acquisition of COS in the Corporate segment.

Corporate Guidance

Suncor has updated production and other information in its 2017 corporate guidance, previously issued on November 17, 2016. The full year outlook range for Syncrude production has been updated from 150,000 – 165,000 bbls/d to 135,000 – 150,000 bbls/d and the full year outlook range for Syncrude cash operating costs has been updated from $32.00 – $35.00/bbl to $36.00 – $39.00/bbl, to reflect the facility incident that occurred late in the first quarter of 2017. In addition, the full year outlook range for E&P production has been updated from 95,000 – 105,000 boe/d to 110,000 – 120,000 boe/d due to improved asset performance, resulting in no change to the full year outlook range for total Suncor production.

The full year outlook range for Syncrude Crown Royalties has been updated from 1% – 3% to 3% – 6%. For further details and advisories regarding Suncor’s 2017 revised corporate guidance, see suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to March 31, 2017, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to commence a new Normal Course Issuer Bid (NCIB) to purchase and cancel up to $2.0 billion of the company’s shares beginning on May 2, 2017 and ending on May 1, 2018 through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Non-GAAP Financial Measures

Operating earnings (loss), Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Funds from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s plan to repurchase up to $2.0 billion of the company’s shares over the next twelve months, signifying the company’s ability to generate cash flow and confidence in the underlying value of the company; the expectation that the restart of pipeline shipments at Syncrude at approximately 50% capacity will occur in early May, with production expected to return to full rates by the end of June and that Suncor will continue to assist Syncrude in inventory management; Suncor’s expectation that it will continue to seek ways to become more efficient, including the development of regional synergies with Syncrude, and that integration with Syncrude and operating efficiencies at Syncrude will lead to future benefits and improved performance; the expectation that Syncrude will return to normal operating rates during the second quarter following the completion of its planned turnaround; the expectation that the disciplined execution of Suncor’s 2017 capital program will focus on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets; Suncor’s growth projects, including: (i) statements around the Fort Hills project, including that first oil from the project remains on track for late 2017, that Suncor will continue to progress the phased commissioning of the project throughout the year, and that sustaining activities will support the execution of the mine and tailings plan following the commencement of production; and (ii) statements around the Hebron project, including that first oil is expected in late 2017, and that the completed platform will be towed out to the final site in the second quarter; the anticipated timing and impact of planned maintenance events, including those at Upgrader 2 and Firebag; Suncor’s outlook for full year 2017 Syncrude production, Syncrude cash operating costs, E&P production and Syncrude Crown royalties; and Suncor’s belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and the company’s expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor’s first quarter 2017 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s first quarter results, visit suncor.com/webcasts.

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